[Letterhead of Loeb & Loeb LLP]

August 10, 2007

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 6010 100 F Street, N.W. Washington, D.C. 20549

Re:	Osteologix, Inc. Registration Statement on Form SB-2 filed July 24, 2007 (File No. 333-144804)

Dear Mr. Riedler:

Thank you for your letter dated August 8, 2007 (the “Comment Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form SB-2 (the “Form SB-2”) of Osteologix, Inc., a Delaware corporation (the “Company”). This letter sets forth our response to the issue raised in the Comment Letter. Accordingly, our response to your comments is set forth below.

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Form SB-2 (together, the “Registration Statement”). Amendment No. 1 responds to the comments set forth in the Comment Letter.

In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Comment Letter’s comments and correspond to the numbered paragraphs in the Comment Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

1.
We note that you have omitted the delaying amendment language set forth in Rule 473(a). If this omission was unintentional, please file a pre-effective amendment which includes the language set forth in Rule 473(a) prior to the twentieth day after the filing date calculated pursuant to Rule 459.

Language delaying effectiveness of the Registration Statement pursuant to Rule 473(a) of the Securities Act of 1933was inadvertently omitted from the initial filing. Amendment No.1 has been revised to include language delaying effectiveness pursuant to Rule 473(a).

2.
Please identify which of the selling security holders, if any, are either broker-dealers or affiliates of a broker-dealer. We note that you have listed Goldman Sachs Int’l as a selling security holder.

We have been advised by Goldman Sachs International (“Goldman”) that Goldman is an affiliate of Goldman Sachs & Co., a registered broker-dealer. Although, Goldman itself is a broker-dealer for the purposes of the Financial Services Authority of the United Kingdom, it is not a registered broker-dealer in the United States. Page 3 of the prospectus and the selling stockholder table on page 51 have each been revised to reflect Goldman’s status.

3.
Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

Please see our response to Comment No. 2 above.

4.
In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

•      the selling security holder purchased in the ordinary course of business; and

•      at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter.

Please see our response to Comment No. 2 above. We have been advised by Goldman that (i) Goldman acquired the common stock and warrants in the ordinary course of business and (ii) at the time of the purchase of the common stock and warrants to be resold, Goldman did not have any agreement or understanding, directly or indirectly, to distribute the shares of common stock and warrants. Page 3 of the prospectus and the selling stockholder table on page 51 have been revised to reflect such facts.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated. If you have further questions please feel free to contact either the undersigned at (212) 407-4097 or Mitch Nussbaum at (212) 407-4159. Thank you.

Sincerely,

/s/ Angela M. Dowd
Angela M. Dowd
Loeb & Loeb LLP

cc: Osteologix, Inc.